[LEGAL & COMPLIANCE LETTERHEAD]

April 20, 2011

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: A Clean Slate, Inc.
       Registration Statement on Form S-1
       Amendment filed March 25, 2011
       File No. 333-171804

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of A Clean Slate, Inc. (the “Registrant”) Amendment No. 2 to the above-referenced Form S-1. This Amendment No. 2 is marked with "R" tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Richard Astrom dated April 1, 2011. We trust you shall deem this Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Please be advised that on April 14, 2011 we entered into an Amendment to Agreement and Plan of Merger with respect to the Redemption of the Series B Preferred Stock pursuant to which: (i) the Redemption shall be retroactively effective as of the closing of the Merger, at which time the Preferred Stock was cancelled and retired, (ii) the $500,000 Redemption Price shall be due and payable in full six months after the effectiveness of this Registration Statement and is secured and collateralized by all of our assets, as more particularly set forth in a Secured Promissory Note and a Security Agreement, and (iii) the holder of the Series B Preferred Stock, Richard Astrom, shall remain as a director until he receives full payment of the Redemption Price, at which time he shall resign. A detailed description of this transaction is set forth in the current report on Form 8-K filed by the Company on April 15, 2011, which Form 8-K includes as exhibits the Amendment to Agreement and Plan of Merger, the Secured Promissory Note and the Security Agreement. Furthermore, this Amendment No. 2 has been amended to reflect the foregoing.

General

Comment 1. We note your response to comment one from our letter dated February 15, 2011, and are unable to agree with your conclusion that yours is not an indirect primary offering. Please revise to fix the offering price for the duration of the offering, and identify the selling shareholders as underwriters.

Response: SEC attorney-advisor Paul Fischer, in a non-binding conversation with the undersigned, indicated that the Commission may reconsider its conclusion that the offering is an indirect primary offering if we would reduce the size of our offering by 50%. Accordingly and in accordance with Rule 415, we have reduced the size of our offering in the S-1 by 50%, pro rata, from 81 million shares to 40.5 million shares.

Economic Environment, Page 29

Comment 2. We note that you cite to industry research for information and statistics regarding economic trends and unemployment rates in various states. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file consents from the parties.

Response: We have amended this section in the amended S-1 to include revised information and the sources of such information (including the corresponding website address). In addition, we have provide supplementally with this filling marked copies of materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. These documents are publically available. None of these materials or reports has been prepared specifically for this filing.

Note Payable- Other, page 32

Comment 3. We note your response to comment eight in our letter dated February 15, 2011. It appears that the note that was previously due on January 31, 2011 is now due on demand. Please confirm, if true, that non-payment of the note on January 31, 2011 constituted an event of default, and, if so, that the note now bears interest at the default rate of 20%.

Response: On April 15, 2011, the parties amended the note making it due on demand and providing for a 10% interest rate and a 20% default rate. Demand has not yet been made and thus the note is not in default.

Directors, Executive Officers, Promoters and Control Persons, page 31

Comment 4. We note your response to comment nine in our letter dated February 15, 2011. Please revise to indicate the specific experience, qualifications, attributes or skills, that led to the conclusion that Mr. Astrom should serve as a director of A Clean Slate, Inc. at this time in light of the company’s business and structure. Please refer to Item 401(e) of Regulation S-K.

Response: This amendment no. 2 has been revised to reflect the foregoing.

Comment 5. We note your response to comment 11 in our letter dated February 15, 2011, and the revised disclosure at page 35. Please revise to explain and contextualize how and why Mr. Astrom may be deemed a promoter under the Securities Act.

Response: Due to the retroactive redemption of the preferred stock (described below), Mr. Astrom no longer has super majority voting rights and is not considered a promoter. We have amended the disclosure to reflect the foregoing.

On April 14, 2011 we entered into an Amendment to Agreement and Plan of Merger with respect to the Redemption of the Series B Preferred Stock pursuant to which: (i) the Redemption shall be retroactively effective as of the closing of the Merger, at which time the Preferred Stock was cancelled and retired, (ii) the $500,000 Redemption Price shall be due and payable in full six months after the effectiveness of this Registration Statement and is secured and collateralized by all of our assets, as more particularly set forth in a Secured Promissory Note and a Security Agreement, and (iii) the holder of the Series B Preferred Stock, Richard Astrom, shall remain as a director until he receives full payment of the Redemption Price, at which time he shall resign. A detailed description of this transaction is set forth in the current report on Form 8-K filed by the Company on April 15, 2011, which Form 8-K includes as exhibits the Amendment to Agreement and Plan of Merger, the Secured Promissory Note and the Security Agreement. Furthermore, this Amendment No. 2 has been amended to reflect the foregoing.

Note 3 Reverse Recapitalization, page 55

Comment 6. We note your statement that voting control remained with the seller of Darwin through the super voting rights of the outstanding preferred stock. In this regard addressing ASC 805-10-55-10 through 805-10-55-15, tell us why you believe that VLS is the accounting acquirer.

Response: Pursuant to the Amendment to Agreement and Plan of Merger (described in our response to comment 5 above), the outstanding preferred stock has been retroactively cancelled and retired to the date of the closing of the merger (December 27, 2010). Therefore, there is no longer any super voting rights or voting control. As a result, the guidance in ASC 805-10-55-10 through ASC 805-10-55-15 would not be applicable, and the transaction will have been properly accounted for as a reverse recapitalization as originally presented.

Finally, we acknowledge the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely,

  Legal & Compliance, LLC

  By:  /s/ Laura Anthony

         Laura Anthony, Esq.